Exhibit 99.5

WRITTEN RESOLUTIONS OF THE

MANAGEMENT BOARD OF

CENTOGENE N.V.

DATED 15, MAY 2024

Resolutions of the management board (the "Management Board") of Centogene N.V., a public company with limited liability, having its corporate seat in Amsterdam, with address: Am Strande 7, 18055 Rostock, Germany, and trade register number: 72822872 (the "Company").

WHEREAS

A.	The undersigned constitute the entire Management Board.

B.	There are no regulations and/or other rules adopted by any of the Company's corporate bodies that would preclude the Management Board from validly passing the resolutions set out below in the present form and manner.

C.	With respect to the resolutions set out below, none of the Company's managing directors has a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it.

D.	The Company's managing directors are familiar with the resolutions set out below and do not object to the present manner of decision-making.

E.	By signing this written resolution, (i) each of the Company's managing directors votes in favour of the resolutions set out below and (ii) each of the Company's managing directors confirms the statements made in these recitals.

RESOLUTIONS

Approval of matters related to the 2024 annual general meeting

1.	The Management Board hereby sets May 31, 2024 as the date for the Company's 2024 annual general meeting of shareholders (the "AGM"), sets the location for the AGM to be the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, and sets and approves the 28th day prior to the AGM as the record date for the AGM (the "Record Date") and authorises the Company's Chief Executive Officer (the "CEO") and the chairman of the Company's supervisory board (the (the "Chairman"), each individually, if deemed appropriate or necessary by the CEO and/or the Chairman, to change the date and/or location of the AGM.

2.	The Management Board determines that the Company's shareholders' register and the register maintained for common shares in the Company's capital by the Company's U.S. transfer agent are the relevant registers for determining who are entitled to attend and, if relevant, vote at the AGM as per the Record Date.

3.	The Management Board hereby sets the agenda for the AGM to be as follows, with such additions or alterations as the Chairman and the CEO, or either one of them acting individually, may deem to be appropriate or necessary:

1.	Opening

2.	Extension of the period for drawing up the Dutch statutory annual accounts and board report for the financial year ended December 31, 2023 (voting item)

3.	Instruction to Ernst & Young Accountants LLP as the external auditor of the Company for the financial year ending December 31, 2024 (voting item)

4.	Discussion of the Company's dividend and reservation policy (discussion item)

5.	Compensation of the Company's supervisory board (voting item)

6.	Extension of authorization for the Company's management board (the "Management Board") to issue shares and grant rights to subscribe for shares (voting item)

7.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

8.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

9.	Closing

4.	The Management Board hereby sets the cut-off time and date for shareholders and others with statutory meeting rights under Dutch law as per the Record Date to give notice of their intention to attend the AGM to be 6:00 a.m. Amsterdam time on the fourth day prior to the AGM.

5.	The Management Board hereby authorizes the Chairman and the CEO, or either one of them acting individually, to approve the explanatory notes to the agenda for the AGM, to be prepared by counsel and to be published at the time of the AGM being convened.

General authority

6.	The CEO and the Company's chief financial officer (the "CFO"), or either one of them acting individually, are hereby authorized in the name and on behalf of the Company to approve and/or execute and/or deliver any and all agreements, instruments or other documents whatsoever (including, without limitation, any powers of attorney authorizing any one or more persons, whether or not they are directors, officers or employees of the Company, to act on behalf of the Company), incur all such fees and expenses and do any and all other things whatsoever as such officer shall in his or her absolute and unfettered discretion determine to be necessary or desirable (such determination to be conclusively evidenced by any such execution or delivery or the taking of any such action by such person) in connection with the foregoing and all matters contemplated thereby or ancillary thereto.

(signature page follows)

Signature page to a written resolution of the Management Board.

This written resolution may be signed in multiple counterparts.

/s/ Kim Stratton
Kim Stratton

/s/ Miguel Coego Rios
Miguel Coego Rios

/s/ Peter Bauer
Prof. Peter Bauer